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July 9, 2024	C. Brophy Christensen
D: +1 415 984 8793
bchristensen@omm.com

VIA EDGAR

Ms. Mariam Mansaray

Mr. Matthew Derby

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Re:	Liberty Sirius XM Holdings Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed June 24, 2024

File No. 333-276758

Liberty Media Corporation

Preliminary Proxy Statement on Schedule 14A

Filed June 24, 2024

File No. 001-35707

Dear Ms. Mansaray and Mr. Derby:

On behalf of our clients, Liberty Sirius XM Holdings Inc. (“New Sirius”) and Liberty Media Corporation (“Liberty Media”), we are providing their response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter, dated July 8, 2024, with respect to the filings referenced above.

This letter is being filed electronically via the EDGAR system today. The previously filed Form S-4 and Schedule 14A contain the preliminary proxy statement and notice of Liberty Media, prospectus of New Sirius, and notice and information statement of Sirius XM Holdings Inc. Capitalized terms used and not defined herein have the meanings given in the proxy statement/notice/prospectus/information statement (the “materials”).

For your convenience, we have restated below the Staff’s comment in bold, followed by our response to such comment.

Austin • Century City • Dallas • Houston • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

Amendment No. 2 to Registration Statement on Form S-4

Condensed Pro Forma Consolidated Financial Statements, page F-87

1.	Please explain to us why you did not give effect to the acquisition of Dorna Sports, S.L. in your pro forma financial statements.

Response: In response to the Staff’s comment, we note that we did not give effect to the acquisition of Dorna Sports, S.L. (the “Dorna Acquisition”) in Liberty Media’s pro forma financial statements because the inclusion of such details would not provide information that would be material (a) to the voting decision of a holder of shares of LSXMA and/or LSXMB with respect to the Split-Off Proposal or (b) with respect to the understanding of the business of New Sirius by the holders of shares of LSXMA, LSXMB and/or LSXMK and/or holders of shares of Sirius XM Common Stock who will be receiving shares of New Sirius Common Stock in the Redemption and/or the Merger. In addition, we note that the Dorna Acquisition is not material to the business or consolidated financial statements of Liberty Media as a whole.

The Dorna Acquisition is unrelated to the Split-Off, the Merger and New Sirius. Liberty Media’s common stock is comprised of three groups of tracking stocks—the Liberty SiriusXM Common Stock, the Liberty Formula One Common Stock and the Liberty Live Common Stock. A tracking stock is a type of common stock that the issuing company intends to reflect or “track” the economic performance of a particular business or “group,” rather than the economic performance of the company as a whole. As discussed in more detail in the materials, the Split-Off Proposal relates to the redemptive split-off of New Sirius (which will own solely the businesses, assets, and liabilities attributed to the Liberty SiriusXM Group prior to the transaction) from Liberty Media and only the votes of the holders of shares of LSXMA and LSXMB are being solicited with respect to the Split-Off Proposal. Further, only the holders of shares of LSXMA, LSXMB and LSXMK and Sirius XM Common Stock will be receiving securities of New Sirius in connection with the Redemption and/or Merger.

The Dorna Acquisition relates to an acquisition of a business that will not be attributed to the Liberty SiriusXM Group or acquired by New Sirius. Instead, the business being acquired in the Dorna Acquisition will be attributed to the Formula One Group and the Liberty Formula One Common Stock. A holder of Liberty Formula One Common Stock will not able to vote on the Split-Off Proposal unless such holder also holds shares of LSXMA or LSXMB as of the record date for the Liberty Special Meeting, and a holder of Liberty Formula One Common Stock will not receive shares of New Sirius in the Redemption or the Merger unless such holder also holds shares of LSXMA, LSXMB, LSXMK or Sirius XM Common Stock. Moreover, no shares of Liberty Formula One Common Stock will be redeemed in connection with the Split-Off. Accordingly, giving effect to the Dorna Acquisition in Liberty Media’s pro forma financial statements would not provide information that would be material to the security holders who are voting on the Split-Off or with respect to the understanding of the business of New Sirius by those security holders receiving shares of New Sirius Common Stock in the Split-Off and/or Merger.

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If you have any questions, please do not hesitate to contact the undersigned at (415) 984-8793 or bchristensen@omm.com.

Very truly yours,

/s/ C. Brophy Christensen
C. Brophy Christensen

cc:	Liberty Sirius XM Holdings Inc. Renee L. Wilm Brittany A. Uthoff Katherine C. Jewell Michael E. Hurelbrink

Sirius XM Holdings Inc.
Patrick L. Donnelly

Simpson Thacher & Bartlett LLP
Eric M. Swedenburg
Johanna Mayer

Debevoise & Plimpton
Michael A. Diz

William D. Regner

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